FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Disclosure:	“Syngenta and InterGrain enter barley breeding collaboration”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel:+41 61 323 23 23 Fax:+41 61 323 24 24 www.syngenta.com	Media contact: Daniel Braxton Switzerland +41 61 323 2323	Analyst/Investor contact: Jennifer Gough Switzerland +41 61 323 5059 USA+1 202 737 6521

Basel, Switzerland, June 27, 2012

Syngenta and InterGrain enter barley breeding collaboration

•	Collaboration to develop new barley integrated solutions

•	Germplasm exchange between Syngenta and InterGrain

•	Syngenta gains exclusive global commercialization rights for all new varieties

Syngenta announced today that it has entered into a barley breeding collaboration with InterGrain, an Australia-based crop breeding company. The collaboration will enable Syngenta and InterGrain to exchange germplasm to develop innovative integrated solutions for barley growers across the world. Syngenta will gain exclusive global commercialization rights for all new barley varieties developed, and exclusive rights to commercialize existing varieties in the InterGrain portfolio outside Australia.

“At Syngenta, we are building on the strength of our broad portfolio to realize untapped technology potential for the benefit of the grower,” said John Atkin, Syngenta COO. “This collaboration will enable us to share our complementary assets and capabilities and to develop innovative crop-based agronomic solutions that will offer unparalleled quality and yield for barley growers across the world.”

InterGrain Board Chairman, Dale Baker, said “This initiative is good news for Australian barley growers as it integrates the breeding and commercialization expertise of the two companies and combines two complementary germplasm pools. This will increase productivity and enable InterGrain to retain its position as the leading barley breeding company in Australia.”

Following some 20 years of investment in barley, Syngenta is committed to reinforcing its global leadership in the crop by continuously developing new technologies tailored to the needs of the grower. The primary focus of InterGrain is to provide the Australian grains industry with access to elite varieties and to enable growers to compete effectively in domestic and international markets.

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – June 27, 2012 / Page 1 of 1

SYNGENTA AG

Date:	June 27, 2012	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
Head Shareholder Services & Group Administration